UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2014

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

On February 10, 2014, Luxottica Group S.p.A. (the “Company”) closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 (the “Notes”) under the Company’s Euro Medium Term Note Programme.  Interest on the Notes accrues at 2.625 percent per annum.  The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. and Luxottica S.r.l., both wholly-owned subsidiaries of the Company.  The Notes can be prepaid at the option of the Company under certain circumstances. The proceeds from the Notes are being used for general corporate purposes.

EXHIBIT INDEX

Exhibit Number	Exhibit
4.36

Subscription Agreement, dated February 6, 2014, by and among Luxottica Group S.p.A., Luxottica U.S. Holdings Corp., Luxottica S.r.l. and Banca IMI S.p.A., BNP Paribas, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, and UniCredit Bank AG, as Joint Lead Managers.

4.37

Trust Deed, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee.

4.38

Agency Agreement, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Securities Services, Luxembourg Branch, as Paying Agent, and BNP Paribas Trust Corporation UK Limited, as Trustee.

4.39

Programme Agreement, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and Banca IMI S.p.A., BNP Paribas, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, J.P.Morgan Securities plc, Mediobanca — Banca di Credito Finanziario S.p.A., Merrill Lynch International, The Royal Bank of Scotland plc and UniCredit Bank AG, as Initial Dealers.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Dated: March 6, 2014	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER